NEXT WINE COMPANY

A Wine Brand Incubator



LODI WINE COMPANY
CALIFORNIA DREAMING
RED BLEND
NAPA
CALIFORNIA
EVERYDAY
SONOMA
CHARDONNAY
DRY CREEK VALLEY
CALIFORNIA
mustache vineyards
THE UGL
Red Bl
2008
REACH
2018
CABERNET
SAUVIGNON
NAPA VALLEY
black bear | red chair
VINEYARDS
2015



Vision

We **Create**, **Incubate**, **Build** and **Sell** Wine Brands

Next – A Wine Brand Incubator founded and operated by wine industry experts.

We quickly create quality wine brands based on consumer data, market opportunities, and cultural moments.

NEXT WINE COMPANY

Foundation

- ❖ NEXT starts with a base of business that historically generated more than $3 million dollars of annual sales.

- ❖ NEXT is a sales company that took over all sales, marketing and distribution of the Winery that produces of all NEXT wine brands.

- ❖ **2020 Brand Launches Beating Expectations**

  - ❖ Everyday Wines – National launch September 2020. In the first 60 days: Distribution in 20 new states, Major iconic account placements, agreements for 2021 business that will solidify market presence.

  - ❖ Alexis-George and Reach – diversity "Partner Brands"

    - ❖ Commitments and orders from: Trader Joes, Club Corp, Hyatt Hotels, Walmart and others

  - ❖ The Ugly (sweater) – a holiday brand that remained relevant during 2020 COVID, but positioned for exponential growth in 2021

  - ❖ More brands currently in development or repositioning

NEXT WINE COMPANY

Market Opportunity

- ❖ 2020 – COVID Year, a challenging but highlighted the opportunities

  - ❖ Wine has proven over the years to be virtually recession proof

    - ❖ Consumers still buy wine, but they spend less during recessions

    - ❖ Since COVID wine sales are up 27.6% [2]

  - ❖ Nielsen Wine Market Data:

    - ❖ Highest volume selling wine is the red blend priced at $8-10. [1]

      - ❖ Red blends under $8 are declining almost 9%. [1]

    - ❖ Second highest selling wine is Cabernet Sauvignon priced at $8-10. [1]

      - ❖ Cabernets priced at $11-$15 are the 5th best-selling wine. [1]

    - ❖ Since consumers want safe exploration. Opportunity for familiar appellations, and varietals. [2]

[1] Nielsen Multi-Outlet & Convenience Store sales data 52 weeks ending

[2] Navigating the Covid Impact - Nielsen, May 29,2020

5/17/2020

NEXT WINE COMPANY

The Problem

❖ Lack of creative and innovative brands that connect with consumers

❖ Slow industry response to cultural moments, "Zeitgeist"

❖ Large brands account for most of the wine sold, but both distributors and retailers need new brands to keep the excitement among consumers

❖ Wine consumers like to discover new brands

❖ Underserved demographics (i.e. African Americans, Latinos, LBGT)

❖ Large wineries cost structures makes brand experimentation cost prohibitive

   ❖ Time to market

   ❖ Production difficulties for small tests

   ❖ Expense of large-scale distribution

NEXT Wine Company –
The Solution

❖ Create brands that "speak" to the buyer in one of many ways..

  ❖ Demographically

  ❖ Value (Price – Quality)

  ❖ Impactful branding – give consumers something to talk about and share with friends

❖ Fast tracking *"Proof of Concept"*

  ❖ Smaller, innovative companies can create, pivot, adapt to changing conditions quickly

  ❖ With consumers short attention span, gaining fast market acceptance is critical

❖ Become the retailers "vendor of choice" for:

  ❖ Consistent high quality

  ❖ Creative new brands

  ❖ Wines that fill price and varietal gaps

NEXT WINE COMPANY

NEXT WINE COMPANY

2020 Successes

- National launch of Everyday brand in September 2020 - Launch inventory sold out in less than four weeks!

- Strong acceptance by leading 2nd tier distributors
- Early adoption by key retailers around the U.S.
- Suggested retail prices:
  - NAPA - Red Blend @ $9.99 ; Cabernet Sauvignon @ $19.99
  - SONOMA – Dry Creek Chard @ $14.99; Russian River P. Noir @ $18.99
- Seasonal brands, SRP $9.99:
  - The Ugly – despite COVID, good sales achieved for 2020 Holiday season
    - Three varieties added to the portfolio: Chardonnay, Rosé, Pinot Grigio

- Certified Diversity: Alexis-George portfolio
  - Partner brands – NEXT owns 49%, produces the wines, and manages all sales and distribution
  - October launch
  - Major placements/commitments: Trade Joes, Hyatt Hotels, Club Corp, Walmart, and others
  - Explosive acceptance of the brands based on quality, value and cultural focus









NEXT WINE COMPANY

2020 Successes:
Only the Beginning























TRADER JOE'S

Walmart
Save money. Live better.

FINE WINE ABC & SPIRITS

HYATT

Total Wine & MORE

SAFEWAY

Hilton
HOTELS & RESORTS

Bashas'
Your Arizona hometown grocer

CLUBCORP
THE WORLD LEADER IN PRIVATE CLUBS

Tom Thumb

CENTRAL MARKET

Randalls

AJ's PURVEYORS OF FINE FOODS

POSTINO
winecafé

2020 Successes

NATIONAL & INTERNATIONAL BRANDS

Everyday NAPA	Everyday SONOMA	The Ugly	REACH	Alexis-George	Raffaele Garbarino
Revolutionary, Overdeliver, Disruptive, Affordable	Revolutionary, Overdeliver, Disruptive, Affordable	Holiday, Fun, HOT BRAND	Partner Brand, Timely, Diversity Give-back (Launch 2021)	Partner Brand, Family, Diversity Give-back	Estate, World Class Limited Production


EVERYDAY
BIG RED
NAPA
CALIFORNIA


EVERYDAY


THE UGLY
Red Blend


REACH
RED BLEND
CALIFORNIA
BY ALEXIS GEORGE


Alexis George
Mountain Street
PINOT NOIR
Russian River



NEXT WINE COMPANY

2021-Building Momentum

- ❖ Everyday Napa and Sonoma brand
  - ❖ 85 – 90% domestic wholesale distribution will be reached in 2021
  - ❖ Global launch – Asia, Europe, Latin America and Canada
- ❖ The Seasonal portfolio will be expanded
  - ❖ The Ugly – with the expanded sales network and portfolio of wines we are targeting are expecting a big jump in 2021 sales
  - ❖ Beach Blanket Rosé and Pinot Grigio is a projected roll out for Summer 2021
  - ❖ A Harvest brand is currently being developed for Fall 2021 roll out
  - ❖ Secret Crush brand is targeted for 1st Quarter 2022 launch
- ❖ Reach – African American owned and targeted brand
  - ❖ Black History Month will help bring attention and add momentum to this brand
  - ❖ Reach will be in test market Q-1 2021
- ❖ We have other brands at various stages of development:
  - ❖ Mustache Vineyards
  - ❖ Rock Lobster – Zinfandel
  - ❖ Black Bear Red Chair – Petite Sirah
  - ❖ California Dreaming – Planned Export and Domestic Regions



Management Team

Jeff Hansen – Co-Founder, CEO. 35 years of selling, producing and building wine brands. He has put more than 12 million cases of wine into distribution in over 50 countries. Hansen will focus on the Company's strategic growth plan as well as manage all international distribution.

Matt Sinclair – Co-Founder, President. Over 35 years in brand development and expansion, with nearly 20 years of Senior Management at E&J Gallo Winery. Led the Louis Martini Winery acquisition and integration. Sinclair will serve as the Company's General Manager, while directly overseeing the expansion and growth of the domestic distribution network as well as managing the sales team.

Christine DeMont – Chief Marketing Officer. 25 years Strategy and Marketing experience. Created several brands for E&J Gallo Winery. DeMont will focus on domestic as well as global wine brands.

Ruggero Mastroserio – Director of Winemaking. Starting from Italy, Ruggero has been an award-winning winemaker in the California for over 20 years

Financial Overview



2017 – 2014: Historical and Forecasted Results
Total Revenue
Shareholder Distributions
$984,150
$1,165,146
$1,577,906
$1,688,254
$8,634,014
21,564
$11,670,212
55,880
$20,459,770
530,018
$27,258,900
206,277
2017* (Actual)
2018* (Actual)
2019* (Actual)
2020**/*** (Actual)
2021 (Forecast)
2022 (Forecast)
2023**** (Forecast)
2024***** (Forecast)

- ACTUAL Sales
  - "*" These are historical sales in 2017-2019 that were created under the winery, before the establishment of NEXT
  - "**" The 2020 represent NEXT taking over the sales management from the Winery.
  - "***" Due to COVID, results represent <7 months of operations

- FORECASTED Sales
  - Large increase in 2021 represents the launch and growth of new wine brands
  - "****" 2023 includes proceeds from the 1st wine brand sold by NEXT.
  - "*****" 2024 includes proceeds from the 2nd wine brand sold by NEXT